SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04019982

AUG 10 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primary Resources Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5721 Odana Road
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Cutler (608)274-1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2 E. Gilman Street	Madison	WI	53703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primary Resources Equities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President of Compliance

Title

Notary Public

NOTARY PUBLIC TEENA M. RUEHL STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report pursuant to rule 17a-5(d) and report of independent certified public accountants

Primary Resources Equities Corporation (a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

December 31, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Primary Resources Equities Corporation

We have audited the accompanying statement of financial condition of Primary Resources Equities Corporation (a wholly-owned subsidiary of WHA Financial Solutions, Inc.) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Resources Equities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Madison, Wisconsin
January 21, 2004

2 E. Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608.257.6761
F 608.257.6760
W www.grantthornton.com

PRIMARY RESOURCES EQUITIES CORPORATION

(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$	396,210
Commissions receivable		196,074
Accounts receivable - affiliate		108,078
Prepaid expenses and deposits		21,934
	$	722,296

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable - trade	$	304
Accounts payable - affiliate		7,509
Income taxes payable		39,562
		47,375
STOCKHOLDER'S EQUITY		
Common stock - authorized, 9,000 shares of $.01 par value; issued and outstanding, 3 shares		-
Additional paid-in capital		40,022
Retained earnings		634,899
		674,921
	$	722,296

The accompanying notes are an integral part of this statement.

PRIMARY RESOURCES EQUITIES CORPORATION

(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

STATEMENT OF INCOME

Year ended December 31, 2003

Revenues		
Commissions	$	1,185,580
Revenue from sale of investment company shares		118,538
Investment income		2,595
		1,306,713
Expenses		
Management fee		1,080,000
General and administrative		109,677
		1,189,677
Income before income tax		117,036
Income tax		45,000
NET INCOME	$	72,036

The accompanying notes are an integral part of this statement.

PRIMARY RESOURCES EQUITIES CORPORATION
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at January 1, 2003	$ -	$ 40,022	$ 562,863	$ 602,885
Net income for the year	-	-	72,036	72,036
Balances at December 31, 2003	$ -	$ 40,022	$ 634,899	$ 674,921

The accompanying notes are an integral part of this statement.

PRIMARY RESOURCES EQUITIES CORPORATION
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities		
Net income for the year	$	72,036
Adjustments to reconcile net earnings to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Commissions receivable		(24,048)
Accounts receivable - affiliate		(7,543)
Prepaid expenses and deposits		(19,647)
Accounts payable - trade		(1,234)
Accounts payable - affiliate		(5,620)
Income taxes payable		1,562
Net cash provided by operating activities		15,506
Cash flows from investing activities		-
Cash flows from financing activities		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,506
Cash and cash equivalents at beginning of year		380,704
Cash and cash equivalents at end of year	$	396,210
Supplemental disclosure of cash flow information		
Income taxes paid	$	43,438

The accompanying notes are an integral part of this statement.

PRIMARY RESOURCES EQUITIES CORPORATION
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Primary Resources Equities Corporation (the company), a wholly-owned subsidiary of WHA Financial Solutions, Inc. (the parent company), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The company's business purpose is to market tax deferred annuities and mutual funds for employer sponsored retirement plans and provide consulting and brokerage services to the health care industry. The company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Cash and Cash Equivalents

The company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

2. Commissions Receivable

Commissions receivable represent fees due from insurance companies for tax deferred annuities and mutual funds that the company sells.

The company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Revenue Recognition

The company recognizes revenues from commissions on a trade date basis.

4. Income Taxes

The company files a consolidated federal income tax return with its parent company. Federal income taxes are determined based on the separate earnings or loss of the companies.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. The company has net capital of $526,130, which is $521,130 in excess of its required net capital of $5,000 at December 31, 2003.

NOTE C - RELATED PARTY TRANSACTIONS

The company reimburses the parent company for certain expenses, including a management fee, certain insurance costs, certain administrative expenses and income taxes. At December 31, 2003, the company has no accounts payable to the parent company. The company also reimburses Wisconsin Hospital Association, Inc. (WHA), the parent company of WHA Financial Solutions, Inc., for certain administrative costs. At December 31, 2003, the company has accounts payable of $7,509 to WHA which is reported as accounts payable - affiliate. The company has also paid certain expenses on behalf of the parent company and made advances to the parent company. At December 31, 2003, $108,078 remains outstanding and is reported as accounts receivable - affiliate.

NOTE D - INCOME TAXES

The company's income taxes reconciled to taxes computed at the statutory federal rate is as follows:

Income tax at statutory rate of 34%	$	40,000
State income taxes, net of federal tax benefit		6,000
Surtax exemption		(1,000)
	$	45,000

SUPPLEMENTARY INFORMATION

PRIMARY RESOURCES EQUITIES CORPORATION

(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL		
Stockholder's equity	$	674,921
Deductions and/or charges		
Accounts receivable - affiliate		108,078
Other non-allowed accounts receivable		18,779
Prepaid expenses and deposits		21,934
Net capital	$	526,130
MINIMUM NET CAPITAL REQUIREMENT	$	5,000
EXCESS NET CAPITAL	$	521,130
AGGREGATE INDEBTEDNESS		
Total liabilities	$	47,375
AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO		.09 to 1

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International
© 2002 Grant Thornton LLP
All rights reserved

2 East Gilman Street
P. O. Box 8100
Madison, WI 53708-8100
Tel: 608 257-6761
Fax: 608 257-6760

Report of independent certified public accountants on internal accounting control

Primary Resources Equities Corporation
(a wholly-owned subsidiary of WHA Financial Solutions, Inc.)

December 31, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Primary Resources Equities Corporation

In planning and performing our audit of the financial statements of Primary Resources Equities Corporation (the company) (a wholly-owned subsidiary of WHA Financial Solutions, Inc.) as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors and management of Primary Resources Equities Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Madison, Wisconsin
January 21, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International
© 2002 Grant Thornton LLP
All rights reserved

2 East Gilman Street
P. O. Box 8100
Madison, WI 53708-8100
Tel: 608 257-6761
Fax: 608 257-6760